

Mail Stop 4628

March 30, 2018

Via E-Mail
Mark Voll
Chief Financial Officer
Aquantia Corp.
105 E. Tasman Dive
San Jose, CA 95134

    Re: **Aquantia Corp.**
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 7, 2018
          File No. 1-38270

Dear Mr. Voll:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 21
We are subject to government regulation, including import, export and economic sanctions laws…, page 32

1. On page 17 you disclose that you do business in the Middle East and Africa, and on pages 16, 21 and 49 you identify Cisco Systems and Huawei as customers. Those companies sell products in Syria, located in the Middle East and Sudan, located in Africa. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, including contacts with their governments, whether through subsidiaries, distributors, resellers, original equipment manufacturers, or other direct or indirect arrangements. In this regard, we note that on page 32 you disclose that your products and

technology may have previously been provided inadvertently in violation of import control and economic sanctions laws. Please tell us whether any such instances involved Syria and/or Sudan and describe the nature of any instances involving Syria and/or Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Joshua A. Kaufman, Esq.
       Cooley

       Amanda Ravitz
       Assistant Director